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                             September 2, 2022

       Hans Vestberg
       Chief Executive Officer
       Verizon Communications Inc.
       1095 Avenue of the Americas, 8th Floor
       New York, New York 10036

                                                        Re: Verizon
Communications Inc.
                                                            Definitive Proxy
Statement on Schedule 14A
                                                            Filed March 28,
2022
                                                            File No. 001-08606

       Dear Mr. Vestberg:

             We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comments.

               Please respond to these comments by confirming that you will enhance your future proxy disclosures in accordance with the topics discussed below as well as any material developments to your risk oversight structure. For guidance, refer to Item 407(h) of Regulation S-K.

       Definitive Proxy Statement on Schedule 14A filed March 28, 2022

       General

   1. Please expand your discussion of the reasons you believe that your leadership structure is appropriate, addressing
your specific characteristics or circumstances. In your discussion, please also address how
the experience of your Independent Lead Director is brought to bear in connection with
your board   s role in risk oversight.
   2. Please expand upon the role that your Independent Lead Director plays in the leadership of the board. For
example, please enhance your disclosure to address whether or not your
                                                        Independent Lead
Director may:

                                                              represent the
board in communications with shareholders and other stakeholders;
                                                              require board
consideration of, and/or override your CEO on, any risk matters; or
                                                              provide input on
design of the board itself.
   3. Please expand upon how your board administers its risk oversight function. For example, please disclose:
 Hans Vestberg
Verizon Communications Inc.
September 2, 2022
Page 2
                whether you consult with outside advisors and experts to anticipate future threats and trends, and how often you re-assess your risk environment;
                to whom the Chief Compliance Officer reports; and how your risk oversight process aligns with your disclosure controls and procedures.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jennifer Gowetski at 202-551-3401 or Amanda Ravitz at 202-551-
3412 with any questions.



FirstName LastNameHans Vestberg                                Sincerely,
Comapany NameVerizon Communications Inc.
                                                               Division of
Corporation Finance
September 2, 2022 Page 2                                       Disclosure
Review Program
FirstName LastName